

17017017

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MAR 27 2017
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69262

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BML SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 BROAD ST, SUITE 1100
(No. and Street)

BOSTON	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER F. FLYNN (617)367-0099
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORRIS & MORRIS, P.C.
(Name – *if individual, state last, first, middle name*)

32 KEARNEY RD	NEEDHAM	MA	02494
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, PETER FLYNN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BML SECURITIES, LLC, as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

JOHANNA PAOLA ARRIETA
Notary Public, Commonwealth of Massachusetts
My Commission Expires December 11, 2020

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS


MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

March 22, 2017

TO THE MEMBER OF
BML SECURITIES, LLC
33 Broad St, Suite 1100
Boston, MA 02109

We have audited the accompanying financial statements of BML Securities, LLC (a Massachusetts Limited Liability Company) which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of BML Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BML Securities, LLC (a Massachusetts Limited Liability Company) as of December 31, 2016, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of BML Securities, LLC's financial statements. The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is the responsibility of the BML Securities, LLC's management. Our audit procedures included determining whether the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission. In forming our opinion on the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, we evaluated whether the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morris + Morris, P.C.

Certified Public Accountants

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902


AICPA

BML SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2016

ASSETS

Cash	$	27,825
Prepaid expenses		5
Total Assets	$	27,830

LIABILITIES AND MEMBERS' EQUITY

Accrued expenses	$	9,500
Total Liabilities		9,500
Members' equity:		
Member contributions		170,331
Accumulated deficit		(152,001)
Total Members' Equity		18,330
Total Liabilities and Members' Equity	$	27,830

See accompanying independent registered public accounting firm's report and notes to financial statements

BML SECURITIES, LLC

STATEMENT OF OPERATIONS
Year Ended December 31, 2016

Revenues:		
Fee income	$	60,297
Reimbursement Fees		12,000
		72,297
Operating expenses:		
Commissions		60,297
Regulatory expenses		7,478
Professional fees		30,600
Audit fees		4,500
Miscellaneous expense		485
		103,360
Net loss	$	(31,063)

See accompanying independent registered public accounting firm's report and notes to financial statements

BML SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year Ended December 31, 2016

	Member Contributions	Accumulated Deficit	Total
Balance, January 1, 2016	$ 155,331	$ (120,938)	$ 34,393
Net loss	-	(31,063)	(31,063)
Member contributions	15,000	-	15,000
Balance, December 31, 2016	$ 170,331	$ (152,001)	$ 18,330

BML SECURITIES, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2016

Cash flows from operating activities:		
Net loss	$	(31,063)
Changes in operating assets and liabilities:		
Prepaid expenses		1,476
Accrued expenses		(2,500)
Net cash used for operating activities		(32,087)
Cash flows from financing activities:		
Member contributions		15,000
Net cash provided by financing activities		15,000
Net decrease in cash during the year		(17,087)
Cash, beginning of year		44,912
Cash, end of year	$	27,825

See accompanying independent registered public accounting firm's report and notes to financial statements

BML SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS
Year Ended December 31, 2016

Note 1 **Organization and nature of business**

BML Securities, LLC (the "Company") was formed in February, 2013 and is a Massachusetts limited liability company, which shall continue in perpetuity unless dissolved in accordance with the operating agreement. The Company acts as an agent for the issuer of corporate securities for private placements per management agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of FINRA and Securities Investor Protection Corp ("SIPC").

Note 2 **Summary of significant accounting policies**

Method of Accounting
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, as established by the Financial Accounting Standards Board ("FASB"). and issued in the FASB Accounting Standards Codification ("The Codification"), utilizing the accrual-basis of accounting.

Revenue recognition
The Company recognizes revenue based upon contracts for private placement of corporate securities. Fees are recognized based upon the agreed upon terms of the contracts.

Income taxes
The members of the Company have elected to have the Company taxed as a partnership. Accordingly, the Company is not subject to federal or state income taxes. All taxable income/loss and tax credits are reflected on the income tax returns of the members.

Income tax positions
The Financial Accounting Standards Board ("FASB") has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that the income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits

BML SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
Year Ended December 31, 2016

Note 2 **Summary of significant accounting policies (continued)**

by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Tax returns for the prior three fiscal years are subject to examination by taxing authorities.

Use of estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Fair value of financial instruments
The carrying amounts of financial instruments, including cash, prepaid expenses and accrued expenses, approximates fair value due to the short term nature of these assets and liabilities.

Note 3 **Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

At December 31, 2016 the Company's net capital was $18,325 which was $13,325 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital was .52 to 1.

Note 4 **Concentrations of credit risk**

Cash

The Company maintains its cash at financial institutions in bank deposits which may exceed federally-insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk with respect to cash.

Statement of cash flows

For the year ended December 31, 2016, the Company did not have any significant non-cash investing or financing activities.

BML SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
Year Ended December 31, 2016

Subsequent events

Management has evaluated the possibility of subsequent events that may require disclosure in the Company's financial statements through March 22, 2017, the date the financial statements were available to be issued, and has determined that there were no additional disclosures required.

BML SECURITIES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
Year Ended December 31, 2016

Capital		
Member contributions	$	170,331
Accumulated deficit		(152,001)
		18,330
Deductions and charges:		
Nonallowable assets:		
Prepaid expenses		(5)
Net capital	$	18,325
Aggregate indebtedness		
Accrued expenses	$	9,500
Computation of basic net capital requirement		
Minimum net capital required	$	633
Minimum dollar net capital required		5,000
Net capital requirement		5,000
Excess net capital	$	13,325
Net capital less 120% of minimum dollar net capital required	$	12,325
Ratio of aggregate indebtedness to net capital		.52 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2016

Net capital, as reported in Company's part II (unaudited) focus report	$	18,325
Net capital per above	$	18,325

See notes to financial statements


MORRIS
MORRIS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON EXEMPTION REPORT

March 22, 2017

To The Member of
BML SECURITIES, LLC
33 Broad St, Suite 1100
Boston, MA 02109

We have reviewed management's statements, included in the accompanying "Exemption Under Rule 15c3-3", in which BML Securities, LLC (the Company) identified the following provisions of 17 C.F.R.§15c3(k)(2)(i) under which the Company claimed an exemption from 17 C.F.R.§ 240.15c3-3: (1) (the "exemption provision") and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morris & Morris, P.C.
Certified Public Accountants

32 Kearney Road • Needham Heights, MA 02494 • (781) 455-6900 • Fax (781) 455-6902


AICPA

Assertions Regarding Exemption Provisions

I, as the Chief Financial Officer of BML Securities LLC("the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period from January 1, 2016 to December 31, 2016.

By:

Peter F Flynn, CFO/CCO

3/24/17
(Date)